Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2004
                        Commission File Number: 001-06439

                                SONY CORPORATION
                 (Translation of registrant's name into English)
             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,


                            Form 20-F X Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes_ No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    SONY CORPORATION
                                                      (Registrant)




                                              By:__ /s/  Katsumi Ihara
                                                 (Signature)

                                                 Katsumi Ihara
                                                 Executive Deputy President,
                                                 Group Chief Strategy Officer
                                                 and Chief Financial Officer

List of materials


Documents attached hereto:


i) A press release regarding MGM Update



News Release

METRO-GOLDWYN-MAYER INC. STOCKHOLDERS APPROVE MERGER

Los Angeles, Calif., Dec. 17, 2004 - Metro-Goldwyn-Mayer Inc. (NYSE: MGM), together with a consortium comprised of Sony Corporation of America, Providence Equity Partners, Texas Pacific Group, Comcast Corporation (Nasdaq: CMCSA, CMCSK) and DLJ Merchant Banking Partners, announced today that the Agreement and Plan of Merger between MGM and LOC Acquisition Company, which was formed by the consortium, was adopted by MGM's stockholders at a special meeting held on December 17, 2004. Consummation of the merger remains subject to clearance under the European Commission's merger control regulations, the financing necessary to complete the proposed acquisition being consummated and other closing conditions contained in the Agreement and Plan of Merger.

About Metro-Goldwyn-Mayer Inc. Metro-Goldwyn-Mayer Inc. (NYSE: MGM), through its Metro-Goldwyn-Mayer Studios Inc. subsidiary, is actively engaged in the worldwide production and distribution of motion pictures, television programming, home video, interactive media, music and licensed merchandise. The company owns the world's largest library of modern films, comprising about 4,000 titles. Operating units include MGM Pictures, United Artists, MGM Television Entertainment, MGM Networks, MGM Distribution Co., MGM Worldwide Television Distribution, MGM Home Entertainment, MGM On Stage, MGM Consumer Products, MGM Music, MGM Interactive and MGM Direct. In addition, MGM has ownership interests in international TV channels reaching nearly 120 countries. For more information, visit www.mgm.com.

About Sony Corporation of America

Sony Corporation of America, based in New York City, is the U.S. subsidiary of Sony Corporation, headquartered in Tokyo. Sony is a leading manufacturer of audio, video, communications, and information technology products for the consumer and professional markets. Its music, motion picture, television, computer entertainment, and online businesses make Sony one of the most comprehensive entertainment companies in the world. Sony's principal U.S. businesses include Sony Electronics Inc., Sony Pictures Entertainment Inc., Sony Computer Entertainment America Inc., and a 50% interest in Sony BMG Music Entertainment, one of the largest recorded music companies in the world. Sony recorded consolidated annual sales of over $72 billion for the fiscal year ended March 31, 2004, and it employs 162,000 people worldwide. Sony's consolidated sales in the U.S. for the fiscal year ended March 31, 2004 were $20.4 billion. For more information, visit www.sony.com.

About Providence Equity Partners Inc.

Providence Equity Partners Inc. is one of the world's leading private investment firms specializing in equity investments in media and communications companies. The principals of Providence Equity manage funds with over $9 billion in equity commitments and have invested in more than 70 companies operating in over 20 countries since the firm's inception in 1991. Current and previous areas of investment include cable television content and distribution, wireless and wireline telephony, publishing, radio and television broadcasting and other media and communications sectors. Significant investments include VoiceStream Wireless, Warner Music Group, PanAmSat, AT&T Canada, eircom plc, Casema, Kabel Deutschland, Language Line, F&W Publications, ProSiebenSat.1, and Bresnan Broadband Holdings. The firm has offices in Providence, New York and London. Visit www.provequity.com for additional information.

About Texas Pacific Group

Texas Pacific Group is one of the world's leading private investment firms managing over $14 billion in assets. TPG invests across a wide range of industries, and has made significant investments in branded consumer franchises (Burger King, Berginer Wines, Del Monte, Ducati), leading retailers (Petco, J.Crew, Debenhams-UK), healthcare (Oxford Health Plans, Iasis, Quintiles Transnational), technology companies (ON Semiconductor, MEMC, Seagate), and airlines (Continental, America West), among others. The firm is based in Fort Worth, Texas and has additional offices in San Francisco and London.

About Comcast Comcast Corporation (Nasdaq: CMCSA, CMCSK) is principally involved in the development, management and operation of broadband cable networks, and in the provision of programming content. The Company is the largest provider of cable and broadband services in the United States, serving more than 21 million cable television customers and more than 6.5 million high-speed Internet customers. The Company's content businesses include majority ownership of Comcast Spectacor, Comcast SportsNet, E! Entertainment Television, Style Network, G4techTV, The Golf Channel, International Channel and Outdoor Life Network. Comcast Class A common stock and Class A Special common stock trade on The Nasdaq Stock Market under the symbols CMCSA and CMCSK, respectively. For more information, visit www.comcast.com.

About DLJ Merchant Banking Partners

DLJ Merchant Banking Partners III, L.P., together with affiliated investment vehicles, is an investment partnership sponsored by DLJ Merchant Banking Partners which seeks significant capital appreciation through private equity and equity-related investments. DLJ Merchant Banking Partners is part of Credit Suisse First Boston's Alternative Capital Division, which is one of the largest alternative asset managers in the world with more than $36 billion of assets under management. DLJ Merchant Banking Partners was organized in 1985 and since that time has invested nearly $9.0 billion in 140 portfolio companies across a wide range of industries and geographies. Significant investments include Grohe AG, Jostens, Inc., American Ref-Fuel Company, TXU Energy Company, Safilo S.p.A. and Nycomed Holdings. The principal executive offices of DLJ Merchant Banking Partners are located at 11 Madison Avenue in New York, New York.

FORWARD-LOOKING STATEMENTS

This document may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that could be deemed forwardlooking statements. Such forward-looking statements reflect Metro-Goldwyn-Mayer Inc.'s ("MGM"), Sony Corporation's ("Sony") and Comcast Corporation's ("Comcast") current expectations and beliefs and are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from those described in the forward-looking statements. For example, such risks, uncertainties, assumptions and other factors include, without limitation, the possibility that: (1) the consortium and MGM may be unable to obtain the regulatory approvals required to complete the transaction; (2) problems may arise in successfully integrating the businesses; (3) the acquisition may involve unexpected costs; (4) the consortium may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the new company may be subject to future regulatory or legislative action. For a further discussion of these and other risks, uncertainties, assumptions and other factors, see MGM's, Sony's and Comcast's filings with the Securities and Exchange Commission. None of MGM, Sony or Comcast undertakes any duty to update forward-looking statements.

Contacts:

Sony Corporation of America
Ann Morfogen (media)
212-833-6873

Mack Araki (media)
212-833-6821

Sony Pictures Entertainment
Susan Tick (media)
310-244-6777

Comcast Corporation
Tim Fitzpatrick (media)
215-981-8515

Providence Equity Partners Inc.
Andrew Cole (media)
212-687-8080

Texas Pacific Group
Owen Blicksilver (media)
516-742-5950

DLJ Merchant Banking Partners
Victoria Harmon (media)
212-325-6914

Metro-Goldwyn-Mayer Inc.
Joe Fitzgerald (MGM Investors)
310-449-3660

Janet Janjigian (media)
310-449-3294

George Sard/Carrie Bloom (media)
212-687-8080